                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
                         ---------------------------

                                SCHEDULE 13D
                  Under the Securities Exchange Act of 1934
                              (Amendment No. 4)

                              AMREP Corporation
                    ------------------------------------
                               Name of Issuer

                                Common Stock
                       ------------------------------
                       (Title of Class of Securities)

                                  032159105
                              ----------------
                                CUSIP Number

                              Nick G. Karabots
                                P. O. Box 736
                         Fort Washington, PA  19034
                               (215) 643-5800
     ------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                March 1, 1994
                      ---------------------------------
                        (Date of Event which Requires
                          Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13D-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                                   Page 1 of 4
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CUSIP No. 032159105                                                Page 2 of 4


- --------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Nick G. Karabots  ###-##-####
- --------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a)[  ]
                                                            (b)[  ]
- --------------------------------------------------------------------------------
3.   SEC USE ONLY

- --------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

              AF, PF, OO
- --------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

- --------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
- --------------------------------------------------------------------------------
                                   7.  SOLE VOTING POWER

   NUMBER OF                             1,784,913
     SHARES                       ----------------------------------------------
  BENEFICIALLY                     8.  SHARED VOTING POWER
    OWNED BY
      EACH                               0
 REPORTING PERSON                  ---------------------------------------------
      WITH                         9.  SOLE DISPOSITIVE POWER

                                         1,784,913
                                   ---------------------------------------------
                                   10. SHARED DISPOSITIVE POWER

                                         0
- --------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
             1,784,913
- --------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
                                                                          [  ]
- --------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             24.5%
- --------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

             IN
- --------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
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CUSIP No. 032159105                                                Page 3 of 4

     This Amendment No. 4 to Schedule 13D ("Amendment No. 4") amends and supplements Amendment No. 3 to Schedule 13D dated January 31, 1994 (the "Statement") which amended and restated the entire text of the statement on
Schedule 13D dated August 4, 1993, as amended by Amendment No. 1 dated December 22, 1993 and Amendment No. 2 dated January 21, 1994 relating to the Common Stock, $.10 par value, of AMREP Corporation, an Oklahoma corporation. In the event that any disclosure contained in this Amendment No. 4 is inconsistent with the disclosures contained in the Statement, the disclosures contained herein shall supersede such inconsistent disclosures from the date of this Amendment No. 4.


Item 3.  Source and Amount of Funds or Other Consideration

     The last paragraph of Item 3 is hereby amended and restated in its entirety as follows:

     Mr. Karabots acquired beneficial ownership of 1,196,320 shares (the "Bedford Shares") of Common Stock held by Peter B. Bedford ("Mr. Bedford"), upon entering into a Share Purchase Agreement with Mr. Bedford on January 21, 1994 (the "Share Purchase Agreement"), a copy of which is attached to the Statement as Exhibit D and incorporated therein by reference. Mr. Karabots acquired the Bedford Shares, directly, on March 1, 1994 in accordance with the Share Purchase Agreement, using a combination of personal funds and funds borrowed from entities which he controls.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     The fourth paragraph of Item 6 is hereby amended and restated in its entirety as follows:

     On January 21, 1994, Mr. Karabots and Mr. Bedford entered into the Share Purchase Agreement, which provided for the purchase of the Bedford Shares by Mr. Karabots at a price of ten dollars per share or a total purchase price of $11,963,200. The purchase and sale of the Bedford Shares pursuant to the Share Purchase Agreement was consummated at a closing held on March 1, 1994. Although the Share Purchase Agreement provided that Mr. Karabots could assign his right to purchase the Bedford Shares to a corporation controlled by him, Mr. Karabots did not elect to assign such right and purchased the Bedford Shares directly. See Exhibit D (Section 1.1).
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CUSIP No. 032159105                                                Page 4 of 4


                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



    March 3, 1994                             /s/ Nick G. Karabots
 -----------------------                     ----------------------------------
     Date                                    Nick G. Karabots